Winston & Strawn LLP

35 West Wacker Drive

Chicago, Illinois 60601

May 12, 2014

VIA EDGAR AND E-MAIL

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

US Securities and Exchange Commission

100 F Street, NE

Mail Stop 3720

Washington, DC 20549-6010

Re:	Heritage Insurance Holdings, LLC

Amendment No. 1 to Registration Statement on Form S-1

Filed April 30, 2014

Response dated May 2, 2014

Response dated May 6, 2014

File No. 333-195409

Dear Mr. Riedler:

On behalf of Heritage Insurance Holdings, LLC (the “Company”), set forth below are the responses of the Company to the comments contained in the Staff’s letter to the Company, dated May 12, 2014, relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Additionally, enclosed with this response are the applicable pages of the Registration Statement reflecting the proposed revised disclosure in response to the Staff’s comments. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 57

Comment No. 1

We note your May 2, 2014 response to comment 2. Please revise your disclosure to highlight that:

•	your estimates of the fair value of your common shares are highly complex and subjective; and

•	you will no longer be required to estimate the fair value of your common shares underlying stock based awards once those shares begin trading.

In addition, please expand to provide disclosures including the substance of part IV of your response regarding the valuation methodologies along with the assumptions used in the respective valuation dates in October and December 2013.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 61 of the Registration Statement.

Comment No. 2

We note your estimated IPO price of $15 per common share on a post-split basis effective May 7, 2014 based on the information within the response letter dated May 6, 2014. In that regard, we also note that your common shares would have been valued at approximately $8.95 on a post-split basis based on the December 2013 valuation. In order for us to better understand the common share valuation, please explain to us the reasons behind the significant increase in their valuation since December 31, 2013.

Response:

As discussed in response to Comment 3 below, the 9% increase in valuation from December 31, 2013 to March 31, 2014 is consistent with the 9% increase in the Company’s GAAP tangible book value, which is a metric considered in the Benchmark Company Method described in the Company’s letter to the Staff dated May 2, 2014.

The Company then arrived at the estimated IPO price of $15 per share taking into account several factors, including:

•	The removal of a private company discount, which the Company and its third party valuation specialist estimated to be 12.5%. The removal of this discount, which the Company believes is conservative, implies an increase in fair value per share from $24,868, or $9.75 on a post-split basis, to $28,421, or $11.15 on a post-split basis.

•	The Company then considered the following Company- and industry-specific factors in arriving at the estimated IPO price:

•	The Company anticipates using a portion of the IPO proceeds to increase statutory capital and surplus, which, as discussed in “Prospectus Summary—Our Strategy—Opportunistically Diversify Product Offerings” and elsewhere in the Registration Statement, will enable the Company to pursue its strategy to expand into new lines of business, including commercial residential and manufactured housing. The Company believes expansion into these lines of business would not be possible without the increase in capital from the IPO proceeds. The Company believes entering into the commercial residential line of business, in particular, will significantly increase the Company’s earnings potential and projected profitability. The Company advises the Staff that in the second quarter of 2014, it completed a filing with FLOIR to receive certification to begin writing commercial residential policies.

•	The Company has substantially completed placement of its 2014-15 reinsurance program, which reflects a significant reduction in reinsurance costs compared to projected reinsurance costs. The Company completed multi-year reinsurance agreements through its April 2014 catastrophe bond placement and private reinsurance agreements to be effective June 1, 2014, which allow the Company to (i) capitalize on favorable pricing and contract terms and conditions and (ii) mitigate uncertainty surrounding the price of its future reinsurance coverage, the Company’s single largest cost. In the aggregate, the Company expects that multi-year coverage will account for approximately 88% of its expected purchases of private reinsurance for the 2014 hurricane season. The Company believes that this reduction in uncertainty regarding its future reinsurance cost, its single largest cost, reduces the potential volatility of its future earnings.

•	The observed average increase in share value for the four (4) benchmark companies referred to in the Company’s May 2, 2014 response letter, which was 5.1% for the period beginning January 1, 2014 through May 12, 2014 and 8.8% for the period beginning March 31, 2014 through May 12, 2014.

•	The Company’s earnings in the second quarter, which will result in an increase in the Company’s GAAP tangible book value per share and, based on a valuation method consistent with historical practices, would reflect an increase in fair value per share.

Based on foregoing, the Company believes the estimated IPO price is a reasonable estimate of the fair value per share of the Company.

Financial Statements and Notes

14) Members’ Equity and Temporary Equity, page F-26

Common Stock Warrants

Comment No. 3

Refer to the second paragraph. You state that the intrinsic value of outstanding warrants was approximately $23.6 million at both March 31, 2014 and December 31, 2013. In light of estimated IPO price of $15 per common shares and the apparent significant increase in valuation since December 2013, please explain to us how the intrinsic value stayed the same at both March 31, 2014 and December 31, 2013.

Response:

The Company respectfully advises the Staff that upon further consideration, the Company has adjusted the intrinsic value of its outstanding warrants at March 31, 2014 to approximately $29.9 million, which reflects a fair value of $24,868 per share, or $9.75 per share on a post-split basis. As noted by the Staff, the intrinsic value of approximately $23.6 million as of

December 31, 2013 reflects a fair value of $22,815 per share, or $8.95 per share on a post-split basis. The Company advises the Staff that the increase in the intrinsic value from December 31, 2013 to March 31, 2014 is consistent with the approximately 9% growth in GAAP tangible book value of the Company’s total equity over such period. Assessing fair value based on this metric is consistent with the Benchmark Company Method described in the Company’s letter to the Staff dated May 2, 2014, which involves estimating the market value of equity based on multiples of GAAP tangible book value of total equity.

As a result of this change, the Company has revised Note 14 on page F-28 to reflect the change in the intrinsic value as of March 31, 2014. The Company advises the Staff that no other changes are required as a result of this increase in intrinsic value as of March 31, 2014. Fully-diluted earnings per share was $0.4156 (rounded to $0.42 on page F-3) based on an intrinsic value of $23.6 million as of March 31, 2014 and would be $0.411 (which would be rounded to $0.41) based on an intrinsic value of $29.9 million as of March 31, 2014. The Company has not revised the Registration Statement to reflect the decrease of $0.0046 in fully-diluted earnings per share, as the Company believes the change is de minimis and immaterial.

Response dated May 6, 2014

Comment No. 4

We note your reference to conducting a concurrent private placement with an affiliate of Nephila Capital Ltd. that is conditioned upon the closing of the offering. Please provide your analysis as to why the offering represents a valid private offering under Securities Act Section 4(2) that should not be integrated with the concurrent public offering. In particular, please advise us as to whether the investors in the private offering were solicited through the registration statement or by some other means that would not foreclose the availability of the Section 4(2) exemption. Please refer to the guidance set forth in Securities Act Release No. 8828 and Question 139.25 of the Securities Act Sections Compliance and Disclosure Interpretations.

Response:

On May 9, 2014 the Company entered into a Common Stock Purchase Agreement (the “Agreement”), for the issuance and sale to Ananke Ltd (“Ananke”), an affiliate of Nephila Capital Ltd (“Nephila”), of common stock having an aggregate purchase price equal to $10,000,000 (the “Private Placement Stock”) concurrently with the consummation of the initial public offering of the Company’s common stock. The Company respectfully advises the Staff that it believes the issuance of the Private Placement Stock to Ananke satisfies the requirements for a private placement in reliance on Section 4(a)(2) (formerly Section 4(2)) of the Securities Act of 1933, as amended (the “Securities Act”).

In conducting the private placement, the Company carefully considered the availability of an exemption under Section 4(a)(2) of the Securities Act from the registration requirements of Section 5 of the Securities Act for the offer and sale of the Private Placement Stock. In this analysis, the Company relied on the guidance set forth in the Staff’s Compliance and Disclosure Interpretations, Securities Act Section, Question and Answer 139.25 and in Securities Act Release No. 8828 (August 10, 2007) concerning integration issues implicated by concurrent public and private offerings of securities (collectively, the “Interpretative Guidance”). Under the Interpretative Guidance, it is clear that an issuer may conduct concurrent public and private offerings of securities, but only if the issuer is able to establish that the investors in the private offering were not solicited by means of general solicitation (including through the filing of the Registration Statement).

Securities Act Release No. 8828 (August 10, 2007) provides some examples of the application of this analysis: “[I]f the prospective private placement investor became interested in the concurrent private placement through some means other than the registration statement that did not involve a general solicitation and otherwise was consistent with Section 4[a](2), such as through a substantive, pre-existing relationship with the company or direct contact by the company or its agents outside of the public offering effort, then the prior filing of the registration statement generally would not impact the potential availability of the Section 4[a](2) exemption for that private placement and the private placement could be conducted while the registration statement for the public offering was on file with the Commission. Similarly, if the company is able to solicit interest in a concurrent private placement by contacting prospective investors who (1) were not identified or contacted through the marketing of the public offering and (2) did not independently contact the issuer as a result of the general solicitation by means of the registration statement, then the private placement could be conducted in accordance with Section 4[a](2) while the registration statement for a separate public offering was pending.”

Ananke was solicited by means of direct contact by Citigroup Global Markets Inc. (the “Placement Agent”), which was engaged as the Company’s placement agent. In connection with this engagement, the Placement Agent initially contacted potential investors that had been identified by the Company as having a pre-existing relationship with the Company due to their participation, either directly or through their affiliates, in the Company’s reinsurance program. An entity affiliated with Nephila maintained a significant level of participation in the Company’s 2013-2014 reinsurance program, which relationship grew during the course of the placement of such reinsurance program, as well as negotiations to place the Company’s 2014-2015 reinsurance program. The Placement Agent has confirmed to us that its initial contact with Ananke regarding the private placement occurred prior to the first public filing of the Registration Statement and that it did not provide a copy of the confidentially filed registration statement to any solicitee and did not engage in any form of general solicitation or general advertising (as those terms are used in Regulation D under the Securities Act) in connection with the offer or sale of the Private Placement Stock.

Therefore, consistent with the Interpretative Guidance, Ananke became interested in the private placement through some means other than the Registration Statement that did not involve a general solicitation. Additionally, in the Agreement, Ananke represented:

•	that the shares acquired by Ananke under the Agreement will be acquired for investment for Ananke’s own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that Ananke has no present intention of selling, granting any participation in, or otherwise distributing the same;

•	that Ananke is an “accredited investor” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act;

•	that at no time was Ananke presented with or solicited by any publicly issued or circulated newspaper, mail, radio, television or other form of general advertising or solicitation in connection with the offer, sale and purchase of the shares; and

•	that the shares are characterized as “restricted securities” under the Securities Act inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under the Securities Act and applicable regulations thereunder such securities may be resold without registration under the Securities Act only in certain limited circumstances.

In addition to the representations and warranties summarized above, the Agreement provides that the Private Placement Stock will be issued with the following legend:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR UNDER THE SECURITIES LAWS OF APPLICABLE STATES. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.”

Accordingly, the Company believes the offer and sale of the Private Placement Stock meet all the necessary requirements to be exempt from registration pursuant to Section 4(a)(2) of the Securities Act.

*    *    *

If you have any questions relating to any of the foregoing, please call me at (312) 558-5979.

Respectfully submitted,

/s/ Steven J. Gavin

Steven J. Gavin

Enclosures

cc:	Bruce Lucas
Karen A. Weber

The carrying amounts for the following financial instruments approximate their fair values at March 31, 2014 and December 31, 2013 because of their short-term nature: cash and cash equivalents, accrued investment income, premiums receivable, reinsurance payable, and accounts payable and accrued expenses.

Stock-Based Compensation.    We account for stock-based compensation under the fair value recognition provisions of U.S. GAAP which requires the measurement and recognition of compensation for all stock-based awards made to employees and directors based on estimated fair values. The valuation of our common stock requires us to make highly complex and subjective estimates because our shares are not publicly traded. We will not need these estimates to determine the fair value of new stock-based compensation awards once our underlying shares begin trading publicly. In accordance with U.S. GAAP, the fair value of stock-based awards is amortized over the requisite service period, which is defined as the period during which an employee is required to provide service in exchange for an award. We use a straight-line attribution method for all grants that include only a service condition.

We performed valuations of our common stock at October 31, 2013 and December 31, 2013. In estimating the fair value of our common stock in each of October and December 2013, we used a combination of the “Market Approach” and the “Income Approach.” In applying the Market Approach, we compared the Company to comparable companies in similar lines of business that are publicly traded (the “Benchmark Company Method”), as well as reviewed recent transactions in the property and casualty insurance industry (the “Benchmark Transaction Method”). In applying the Income Approach, we analyzed the value of the cash flow the Company expects to generate in the future. The methodologies and assumptions used in each of the approaches are discussed below.

Market Approach

Benchmark Company Method

The Benchmark Company Method analyzed the market prices of shares of common stock of companies engaged in the same or similar line of business as the Company. Benchmark companies were identified based on an analysis of their business and financial profiles for relative similarity to those of the Company, and their selection took into account factors such as industry focus, size, growth, profitability, risk and return on investment. After identifying and selecting the benchmark companies and performing a comparative analysis of the benchmark companies’ operating results, multiples were calculated relative to observed valuation metrics, such as the market value of equity (“MVE”). The Company then calculated the following multiples for the benchmark companies for the latest twelve month period prior the valuation date: (i) MVE / GAAP net income and (ii) MVE / GAAP tangible book value of total equity (“TBV”). The Company selected multiples for its analysis based on the low end multiples observed for the benchmark companies. In arriving at the appropriate multiples, the Company considered the risk that the Company may be unable to achieve substantial growth by executing depopulation transactions and increasing its voluntary policy count at satisfactory pricing, coupled with a short operating history. The increase in the multiples from the October 31, 2013 to December 31, 2013 valuation was considered appropriate due to the increase in observed multiples of the benchmark companies over the same time period. By applying the selected multiples described above to Company’s results as of December 31, 2013, the Company arrived at a range of total equity value of $180.0 million to $220.0 million.

Benchmark Transaction Method

The Benchmark Transaction Method indicates the fair value of the invested capital or equity of a business based on exchange prices for controlling interests in actual transactions. The process involves comparison and correlation of the Company with other similar companies that have been acquired in recent transactions.

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In the Company’s application of the Benchmark Transaction Method, it analyzed transactions meeting the following criteria: (i) involved U.S. property and casualty insurance companies; (ii) announced between December 31, 2011 and December 31, 2013; (iii) deal values in excess of $100.0 million; and (iv) closed as of December 31, 2013. The Company then assessed the comparability of the acquired companies to the Company and selected those transactions that were deemed sufficiently comparable to the Company to derive a meaningful indication of value. The Company then calculated multiples of MVE to statutory capital and surplus.

The Company selected a range of MVE-to-statutory capital and surplus multiples based on a range of the average of the third quartile and the maximum to the maximum multiples observed for the benchmark transactions. This range of multiples was considered appropriate, as the applicable multiples relate to the three most recent benchmark transactions as of December 31, 2013, the latest of which occurred on June 3, 2013. The Company then applied this range of multiples to its financial results to arrive at an indicated range of the fair value of the Company of $160.0 million to $200.0 million.

Based on an analysis of both the Benchmark Company Method and the Benchmark Transaction Method, as well as the fact that the benchmark company multiples continued to increase since the most recent benchmark transaction date of June 3, 2013, the fair value of the total equity of the Company as of December 31, 2013 was estimated to be in the range of $180.0 million to $220.0 million.

Income Approach

In applying the Income Approach, the Company took the following four steps:

1.	The Company estimated future cash flows for a discrete projection period;

2.	The Company discounted these cash flows to present value at a rate of return that took into account the relative risk of achieving the cash flows and the time value of money;

3.	The Company estimated the residual value of cash flows subsequent to the discrete projection period; and

4.	The Company combined the present value of the residual cash flows with the discrete projection period cash flows to indicate the fair value of the business enterprise.

As a result of this analysis, the fair value of the total equity of the Company using the Income Approach was estimated to be in the range of $170.0 million to $210.0 million.

Blended Analysis

The methodology and procedures applied in the valuation of the total equity as of December 31, 2013 were identical to those applied in the October 31, 2013 valuation. Based on a blended analysis of the Market Approach and the Income Approach, the fair value of the total equity increased from a range of approximately $95.0 million to $105.0 million as of October 31, 2013, to a range of approximately $175.0 million to $215.0 million as of December 31, 2013. Consistent with the October 31, 2013 valuation, the ultimate valuation of the Company as of December 31, 2013 was based on the mid-point of the range ($195.0 million), resulting in a fair value per share of $8.95 as of December 31, 2013.

The increase in value resulting from the Market Approach was driven by factors such as: significant positive market commentary and activity surrounding reinsurance pricing in advance of January 1, 2014, a critical date in the industry for reinsurance renewals; substantial upward movement in trading prices immediately following third quarter earnings announcements for the benchmark companies, which reflected the positive impact of reinsurance pricing on profitability and the absence of any catastrophes; and the end of hurricane season in the fourth quarter, which resulted in further improvements in valuations, as the property and casualty insurers in Florida became exposed to significantly less risk, effectively securing profitability and operating results for the calendar year. The Income Approach resulted in a similar increase in valuation, primarily reflecting the impact of

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updated management projections. At December 31, 2013, management’s projections included higher expectations of Citizens depopulation transactions (based in part on the Company’s ability to effect such transactions during fourth quarter and to secure additional transactions for the first quarter of 2014), and a higher GAAP book value than the projections at October 31, 2013. The changes in management’s expectations also were driven by, among other things, more favorable reinsurance pricing and a substantial increase in the Company’s policy base, premiums and earnings potential between October 31, 2013 and December 31, 2013. In addition, because the December 31, 2013 analysis utilized a more aggressive forecast, the Company applied a higher discount rate in arriving at the final valuation.

Income taxes.    We file as a consolidated partnership along with our limited liability company affiliates, Heritage MGA, LLC, Contractors’ Alliance, First Access Insurance Group, LLC and Heritage Insurance Claims, LLC. The limited liability companies are not required to provide for federal income taxes. As such, taxable income, losses, deductions and credits pass through to members for them to report on their respective income tax returns. Our insurance subsidiary, Heritage P&C, writes policies only in Florida and files a federal and Florida state income tax return. Our reinsurance subsidiary, which is based in Bermuda, plans to make an irrevocable election under Section 953(d) of the U.S. Internal Revenue Code of 1986, as amended, to be treated as a domestic insurance company for U.S. federal income tax purposes. As a result of this election, our reinsurance subsidiary will be subject to United States income tax on its worldwide income as if it were a U.S. corporation.

We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. We measure deferred tax assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which we expect to recover or settle those temporary differences. Should a change in tax rates occur, we recognize the effect on deferred tax assets and liabilities in operations in the period that includes the enactment date. Realization of our deferred income tax assets depends upon our generation of sufficient future taxable income.

We recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the consolidated financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant taxing authority.

We record any income tax penalties and income tax-related interest as income tax expense in the period incurred. We did not incur any material tax penalties or income tax-related interest during the three months ended March 31, 2014 or the year ended December 31, 2013.

Recent Accounting Pronouncements

We determined that all recently issued accounting pronouncements will not have a material impact on our consolidated financial position, results of operations and cash flows, or do not apply to our operations.

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Heritage Insurance Holdings, LLC

Notes to Unaudited Consolidated Financial Statements

March 31, 2014

values, using the relative fair value method, in the members’ equity section of the consolidated balance sheets. Our equity warrants can only be settled through the issuance of shares and are not subject to anti-dilution provisions.

All outstanding warrants can be exercised at an exercise price equal to $5.88 per share on or before March 31, 2018. The aggregate intrinsic value of warrants was approximately $29.9 million and $23.6 million at March 31, 2014 and December 31, 2013, respectively.

On February 19, 2014, we offered our existing investment unit holders an amendment to their existing warrant agreements to provide for either a cashless exercise of warrants or a cash based exercise of warrants based on a commitment by the investor communicated to us by March 31, 2014. If the investor commits to a cash based exercise, the investor must pay the exercise price by April 30, 2014 to be held in escrow until the exercise date, which will be immediately before an initial public offering of our shares. If the investor commits to a cashless exercise, the cashless exercise will also occur immediately prior to the initial public offering. In the event we do not proceed with the initial public offering prior to December 31, 2014, the agreement will terminate and all escrowed funds will be returned to the investor. Approximately 99% of our existing investment unit holders have agreed to either exercise their warrants for an additional cash investment or accept the cashless exercise option offered.

15) SUBSEQUENT EVENTS

We evaluate all subsequent events and transactions through April 30, 2014 (the date the financial statements were issued) for potential recognition or disclosure in our financial statements.

On April 17, 2014, Heritage P&C entered into a catastrophe reinsurance agreement with Citrus Re Ltd., a newly-formed Bermuda special purpose insurer. The agreement provides for three years of coverage from catastrophe losses caused by certain named storms, including hurricanes, beginning on June 1, 2014. The limit of coverage of $200 million is fully collateralized by a reinsurance trust account for the benefit of Heritage P&C. Heritage P&C pays a periodic premium to Citrus Re during this three-year risk period. Citrus Re Ltd. issued $200 million of principal-at-risk variable notes due April 2017 to fund the reinsurance trust account and its obligations to Heritage P&C under the reinsurance agreement. The maturity date of the notes may be extended up to two additional years to satisfy claims for catastrophic events occurring during the three-year term of the reinsurance agreement.

On April 24, 2014, Heritage P&C entered into a second catastrophe reinsurance agreement with Citrus Re Ltd. providing for $50 million of coverage on substantially similar terms as the agreement described above. Citrus Re Ltd. issued an additional $50 million of principal-at-risk variable notes due April 24, 2017 to fund its obligations under the reinsurance agreement.

On April 21, 2014, we filed a Form S-1 with the Securities and Exchange Commission in preparation for an initial public offering of $100 million. In connection with the initial public offering, we intend to convert from a Delaware limited liability company to a Delaware corporation.

16) SHARE SPLIT

In connection with preparing for this offering, the Company’s Board of Directors and Members approved a 2,550 to 1 Share split of the Company’s Shares. The Share split became effective on May 7, 2014. All share and per share amounts in the consolidated financial statements and notes thereto have been retroactively adjusted for all periods presented to give effect to this stock split.

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